paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A



SUPPL

31 July 2006

06015947

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced since our original submission.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Yours faithfully

John G Gemmell
Group Company Secretary

Enc




INVESTOR IN PEOPLE

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Share Repurchase Programme	04 July 2006	04 July 2006	LR 12.4.6
2.	Regulatory Announcement – Notification of Interests of Directors and Connected Persons	05 July 2006	06 July 2006	DR 3.1.2
3.	Regulatory Announcement – Purchase of Own Shares	06 July 2006	07 July 2006	LR 12.4.6
4.	Regulatory Announcement – Purchase of Own Shares	07 July 2006	10 July 2006	LR 12.4.6
5.	Regulatory Announcement – Directorate Change	11 July 2006	11 July 2006	LR 9.6.11
6.	Regulatory Announcement – Purchase of Own Shares	11 July 2006	12 July 2006	LR 12.4.6
7.	Regulatory Announcement – Purchase of Own Shares	12 July 2006	13 July 2006	LR 12.4.6
8.	Regulatory Announcement – Purchase of Own Shares	13 July 2006	14 July 2006	LR 12.4.6
9.	Regulatory Announcement – Purchase of Own Shares	17 July 2006	18 July 2006	LR 12.4.6

Document		Date Distributed	Required Distribution Date	Source of Requirement
10.	Regulatory Announcement – Purchase of Own Shares	19 July 2006	20 July 2006	LR 12.4.6
11.	Regulatory Announcement – Securitisation Issue	20 July 2006	21 July 2006	LR 12.4.6
12.	Regulatory Announcement – Purchase of Own Shares	25 July 2006	26 July 2006	LR 12.4.6
13.	Regulatory Announcement – Purchase of Own Shares	27 July 2006	28 July 2006	LR 12.4.6
14.	Regulatory Announcement – Director/PDMR Shareholding	28 July 2006	31 July 2006	DR 3.1.2
15.	Regulatory Announcement – Director/PDMR Shareholding	28 July 2006	31 July 2006	DR 3.1.2

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Share Repurchase Programme
Released	17:28 04-Jul-06
Number	6845F

RNS Number:6845F
Paragon Group Of Companies PLC
04 July 2006

INCREASE IN SHARE REPURCHASE PROGRAMME

The Paragon Group of Companies PLC announces that a further £10 million is being set aside for the repurchase of the Company's shares through the current share repurchase programme.

To date, the Company has acquired 4,164,000 shares at a cost of approximately £24.5 million. Including the additional £10 million announced today, a further £15.5 million remains to be invested in the repurchase programme.

The Company set out details of its strategy for capital management in its recent annual and interim reports. As the more capital demanding closed books have continued to decline, both from natural run-off and from ongoing disposals, the most recent of these being the sale of the majority of the remaining NHL book to Stroud and Swindon Mortgage Company Limited for a total cash consideration of £72.6 million, additional capital has been released to support the share repurchase programme.

The Board expects to provide a further update with the preliminary results to be announced on 22 November 2006.

Enquiries:

Nigel Terrington, Chief Executive
Nick Keen, Finance Director
0121 712 2024

END

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:17 05-Jul-06
Number	7521F

RNS Number:7521F
Paragon Group Of Companies PLC
05 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
PAWAN PANDYA

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
PAWAN PANDYA

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS AND OF SHARE AWARDS UNDER THE PARAGON PERFORMANCE SHARE PLAN AND PARTIAL DISPOSAL OF SHARES ACQUIRED

....

7. Number of shares / amount of stock acquired
91,228

....

8. Percentage of issued class
0.078%

....

9. Number of shares/amount of stock disposed
48,724

....

10. Percentage of issued class
0.042%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
ACQUIRED:
68,421 @ £1.865
22,807 @ £0.00 (PPSP)

SOLD:
48,724 @ £6.59 (42,504 RETAINED)

....

13. Date of transaction
5 JULY 2006

....

14. Date company informed
5 JULY 2006

....

15. Total holding following this notification
117,365

....

16. Total percentage holding of issued class following this notification
0.1%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
5 JULY 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:18 06-Jul-06
Number	8234F

RNS Number:8234F
Paragon Group Of Companies PLC
06 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	6 July 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	673.00p
Lowest price paid per share:	661.00p
Volume weighted average price paid per share:	665.50p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,204,000 of its ordinary shares in treasury and has 116,882,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:21 07-Jul-06
Number	9001F

RNS Number:9001F
Paragon Group Of Companies PLC
07 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	7 July 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	684.00p
Lowest price paid per share:	670.50p
Volume weighted average price paid per share:	680.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,244,000 of its ordinary shares in treasury and has 116,842,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Directorate Change
Released	09:48 11-Jul-06
Number	9943F

RNS Number:9943F
Paragon Group Of Companies PLC
11 July 2006

DIRECTORATE CHANGE

Jonathan Perry, 66, Chairman of The Paragon Group of Companies PLC since 1992, has announced his intention to retire as Chairman and as a director at the Annual General Meeting on 8 February 2007. Mr Perry will be succeeded as Chairman by Robert (Bob) Dench, 56, who joined the Board in 2004 as a non-executive director.

Jonathan Perry led the recovery of the Group, then National Home Loans, from its financial difficulties of the early 1990s and the Board expresses its thanks to him for his consistently outstanding performance and contribution.

Bob Dench was appointed to the Board as a non-executive director in September 2004. He previously held various positions with Barclays where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He played a leading role in Barclays' business development activities and was Managing Director of Barclays' General Insurance, Life and Mortgage businesses prior to leaving the organisation at the end of 2003. He has considerable experience of devising and implementing business strategies and, having led highly regulated businesses for a number of years, he also has significant expertise in compliance and corporate governance matters.

Jonathan Perry said "My decision to retire at the forthcoming AGM has not been an easy one but I feel that, since I will be 67 by that time, it will be an appropriate time to hand over responsibility. The last fourteen years have been tremendously fulfilling and meeting the many challenges we have encountered, particularly in the first three years, paved the way for the success the Group enjoys today. I am delighted that the Board has agreed unanimously that Bob Dench should be my successor. Bob will be a first class chairman and his considerable experience in the financial sector makes him eminently suitable for the job."

Nigel Terrington, Chief Executive, said "It has been a pleasure to work with Jon Perry. We have faced many challenges together over the years and Jon, with his professionalism, determination and tenacity is a considerable asset to the Group. We will all miss his involvement and we wish him well for an enjoyable and fulfilling retirement. Bob Dench has made a valuable contribution to the Board since his appointment as a non-executive director in 2004. His engaging style, professionalism and financial sector experience will ensure a smooth hand-over from Jon. I and the Board look forward to working with Bob as chairman.

Bob Dench said, "When I joined the Paragon Board in 2004 I was immediately impressed by the way the Group had positioned itself for what became a step change in its scale without any compromise in respect of lending quality. During his 14 years as Chairman of Paragon Jon Perry has built a very focused business run by a highly competent and innovative management team. I feel very privileged to have been asked to succeed as the Chairman of such a vibrant business and

look forward to guiding Paragon to continued growth."

Enquiries:

Jonathan Perry, Chairman
Nigel Terrington, Chief Executive
0121 712 2024

END

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:15 11-Jul-06
Number	0488G

RNS Number:0488G
Paragon Group Of Companies PLC
11 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	11 July 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	640.00p
Lowest price paid per share:	640.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,344,000 of its ordinary shares in treasury and has 116,742,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:15 12-Jul-06
Number	1263G

RNS Number:1263G
Paragon Group Of Companies PLC
12 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	12 July 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	624.00p
Lowest price paid per share:	614.00p
Volume weighted average price paid per share:	619.69p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,444,000 of its ordinary shares in treasury and has 116,642,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:16 13-Jul-06
Number	1916G

RNS Number:1916G
Paragon Group Of Companies PLC
13 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	13 July 2006
Number of ordinary shares purchased:	150,000
Highest price paid per share:	605.00p
Lowest price paid per share:	590.00p
Volume weighted average price paid per share:	599.95p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,594,000 of its ordinary shares in treasury and has 116,492,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:17 17-Jul-06
Number	3271G

RNS Number:3271G
Paragon Group Of Companies PLC
17 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	17 July 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	600.00p
Lowest price paid per share:	583.00p
Volume weighted average price paid per share:	593.68p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,634,000 of its ordinary shares in treasury and has 116,452,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:38 19-Jul-06
Number	4665G

RNS Number:4665G
Paragon Group Of Companies PLC
19 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	19 July 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	609.00p
Lowest price paid per share:	594.50p
Volume weighted average price paid per share:	602.30p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,664,000 of its ordinary shares in treasury and has 116,422,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Securitisation Issue
Released	11:24 20-Jul-06
Number	4903G

RNS Number:4903G
Paragon Group Of Companies PLC
20 July 2006

PARAGON COMPLETES LARGEST SECURITISATION AT BEST EVER PRICING

The Paragon Group of Companies PLC has today completed its largest securitisation to date totalling £1.5 billion. The transaction, Paragon Mortgages (No.12) PLC, is backed by prime buy-to-let mortgages and is Paragon's 49th securitisation, bringing total issuance to over £15.5 billion.

PM12 has achieved the best ever pricing for the Group, and reflects the quality of the Paragon Mortgages and Mortgage Trust buy-to-let mortgage books. This is the 3rd securitisation of buy-to-let assets during this financial year and brings the total issuance to £3.5 billion.

Nick Keen, Finance Director said "This is a record deal for us both in terms of size and low cost of funding, further supporting the development of our lending business. Once again, we have been able to achieve a lower average coupon than on our previous transactions which, given the softer tone to the current market, is significant. It reflects both Paragon's status as an issuer in this market, and the exceptionally high credit quality of our buy-to-let products."

PM12 notes, issued in three tranches, rated by Standard & Poor's, Moody's and Fitch were offered in multi-currencies; Sterling, Euros and US Dollars.

The details of the transaction are as follows:

* The £1,500,000,000 (sterling equivalent) of Notes are issued by Paragon Mortgages (No.12) PLC in 8 classes and in three currencies.

  - The Class A1 senior notes are issued in US Dollars $1,500,000,000
  - The A2 senior notes in three currencies: Sterling £145,000,000, Euro €245,000,000 and US Dollars $311,000,000
  - The Class B Notes are issued in two currencies: Sterling £25,000,000 and Euro €126,000,000
  - The Class C Notes are issued in two currencies: Sterling £17,000,000 and Euro €106,000,000
  - The Class A1 remarketable 2a-7 have been assigned a rating of P-1, A-1+, F-1+ by Moody's, Standard & Poor's and Fitch respectively. The ratings agencies have assigned ratings of Aaa, AAA and AAA respectively to the Class A2 notes
  - Although all classes of Notes share the same security, the Class A1 Notes rank pari passu with the Class A2 notes, which have priority over the Class B Notes and the Class B Notes have priority over the Class C Notes as to quarterly payments of interest and as to principal in the event of enforcement

* The margins over the relevant currency reference rate for each of the tranches of the Notes are: -2bp for the Class A1; 12bp for the Class A2a and A2b; 11bp for the Class A2c; 24bp for the Class Ba and Bb notes; and 46bp

for the Class Ca and Cb notes.

* The Notes are secured by a pool of prime buy-to-let mortgages, as well as a cash fund of 1.90% of the aggregate current balances of the Notes.

* Paragon Finance PLC and Mortgage Trust Services PLC are the administrators for the issue.

For further information, please contact:

Deborah Bateman
Head of Corporate Communications
Tel: 0121 712 2025

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:26 25-Jul-06
Number	7241G

RNS Number:7241G
Paragon Group Of Companies PLC
25 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	25 July 2006
Number of ordinary shares purchased:	20,000
Highest price paid per share:	618.00p
Lowest price paid per share:	611.00p
Volume weighted average price paid per share:	615.87p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,684,000 of its ordinary shares in treasury and has 116,402,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:15 27-Jul-06
Number	8646G

RNS Number:8646G
Paragon Group Of Companies PLC
27 July 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	27 July 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	625.00p
Lowest price paid per share:	619.00p
Volume weighted average price paid per share:	621.25p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,714,000 of its ordinary shares in treasury and has 116,372,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:07 28-Jul-06
Number	9316G

RNS Number:9316G
Paragon Group Of Companies PLC
28 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NICHOLAS KEEN

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

....

7. Number of shares / amount of stock acquired

....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

....

12. Price per share

....

13. Date of transaction

....

14. Date company informed

....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
28 JULY 2006
....

18. Period during which or date on which exercisable
01/09/2009 - 01/03/2010
....

19. Total amount paid (if any) for grant of the option
NIL
....

20. Description of shares or debentures involved: class, number
1,779 ORDINARY SHARES OF 10P
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
£5.2552
....

22. Total number of shares or debentures over which options held following this notification
361,872
....

23. Any additional information
GRANT UNDER THE PARAGON 1999 SHARESAVE SCHEME
....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
28 JULY 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:17 28-Jul-06
Number	9328G

RNS Number:9328G
Paragon Group Of Companies PLC
28 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

....

7. Number of shares / amount of stock acquired

....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

....

12. Price per share

....

13. Date of transaction

....

14. Date company informed

....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
28 JULY 2006
....

18. Period during which or date on which exercisable
01/09/2011 - 01/03/2012
....

19. Total amount paid (if any) for grant of the option
NIL
....

20. Description of shares or debentures involved: class, number
3,063 ORDINARY SHARES OF 10P
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
£5.2552
....

22. Total number of shares or debentures over which options held following this notification
239,408
....

23. Any additional information
GRANT UNDER THE PARAGON 1999 SHARESAVE SCHEME
....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
28 JULY 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

THE PARAGON GROUP OF COMPANIES PLC



Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Documents Filed with Companies House	Date Submitted	Required Filing Date	Source of Requirement
1. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	28 June 2006	17 July 2006	CA85 S.169
2. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	03 July 2006	12 July 2006	CA85 S.169
3. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	03 July 2006	13 July 2006	CA85 S.169
4. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	03 July 2006	24 July 2006	CA85 S.169
5. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	04 July 2006	14 July 2006	CA85 S.169
6. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	14 July 2006	20 July 2006	CA85 S.169
7. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	17 July 2006	26 June 2006	CA85 S.169

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
8.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	17 July 2006	27 June 2006	CA85 S.169
9.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	20 July 2006	08 August 2006	CA85 S.169
10.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	21 July 2006	27 August 2006	CA85 S.169
11.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	21 July 2006	09 August 2006	CA85 S.169
12.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	24 July 2006	11 August 2006	CA85 S.169
13.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	24 July 2006	02 August 2006	CA85 S.169
14.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	27 July 2006	14 August 2006	CA85 S.169
15.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	28 July 2006	17 August 2006	CA85 S.169
16.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	31 July 2006	15 August 2006	CA85 S.169



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.



Please complete legibly in black type or bold block lettering



Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY



Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	150,000		
Date(s) shares delivered to the company	19/06/2006		







For each share:			
Nominal value	£0.10		
Maximum price paid	£6.35		
Minimum price paid	£6.31		

The aggregate amount paid by the company for the shares to which this return relates was: £ 947,955.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,740.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date** 19/6/06

(~~**a director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
— for the record —

£1305

169(1B)



Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For HM Revenue & Customs use only



PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	14/06/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.55		
Minimum price paid	£6.50		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 261,040.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,310.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 14/06/06

(~~**a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
for the record

£4880

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For HM Revenue & Customs use only.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	150,000		
Date(s) shares delivered to the company	15/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.555		
Minimum price paid	£6.490		

The aggregate amount paid by the company for the shares to which this return relates was: £ 975,495.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,880.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/6/06



(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.







Please complete legibly, in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	26/06/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.60		
Minimum price paid	£6.49		

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 196,374.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 985.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate



Signed [signature] **Date** 26/6/06

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Pos
£3130

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

THREE THOUSAND POUNDS 30 06 6
ONE HUNDRED POUNDS 30 6 06
FIFTEEN POUNDS 30 6 06
FIFTEEN POUNDS 30 6 06

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	16/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.30		
Minimum price paid	£6.19		

The aggregate amount paid by the company for the shares to which this return relates was: £ 625,690.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,130.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 16/6/06.

(~~**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
for the record

£990

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.


TWO HUNDRED POUNDS
12 7 06

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	22/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.578		
Minimum price paid	£6.578		


FIFTY POUNDS
12 7 06

The aggregate amount paid by the company for the shares to which this return relates was: £ 197,340.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ £990.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			


TWENTY POUNDS
12 7 06

**Delete as appropriate

Signed [signature] **Date** 22/6/06

(~~**a director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver)~~

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	28/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.680		
Minimum price paid	£6.585		

The aggregate amount paid by the company for the shares to which this return relates was: £ 265,564.93

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,330.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985



PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985





Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 28/6/06

~~(**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC


TWO HUNDRED POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	29/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.65		
Minimum price paid	£6.62		


FIFTY POUNDS


TWENTY FIVE POUNDS

The aggregate amount paid by the company for the shares to which this return relates was: £ 198,870.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 995.00


TWENTY POUNDS

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed  **Date**  29/6/06

(~~**a director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver)~~

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06



Companies House
— for the record —

169(1B)



Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



Please complete legibly, preferably in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only



Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC



Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	11/07/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.73		
Minimum price paid	£6.61		



The aggregate amount paid by the company for the shares to which this return relates was: £ 266,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,335.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 11/7/06



(~~**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	30/06/2006		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.66		
Minimum price paid	£6.61		

ONE THOUSAND POUNDS 19 06 7R

The aggregate amount paid by the company for the shares to which this return relates was: £ 199,725.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,000.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date** 30/6/06

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

1/06



Companies House
for the record

169(1B)



Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For HM Revenue & Customs use only



Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	12/07/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.840		
Minimum price paid	£6.705		

The aggregate amount paid by the company for the shares to which this return relates was: £ 272,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 1,360.00

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date** 12/07/2006

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For HM Revenue & Customs use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	14/07/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.40		
Minimum price paid	£6.40		

The aggregate amount paid by the company for the shares to which this return relates was: £ 640,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,200.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 14/07/2006

(**a ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver)~~

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	05/07/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.5207		
Minimum price paid	£6.5207		

The aggregate amount paid by the company for the shares to which this return relates was: £ 260,828.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,305.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 5/7/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	17/07/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.24		
Minimum price paid	£6.14		

The aggregate amount paid by the company for the shares to which this return relates was: £ 619,690.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,100.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 17/07/06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only



Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY







Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	20/07/2006		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.00		
Minimum price paid	£5.83		

The aggregate amount paid by the company for the shares to which this return relates was: £ 237,472.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 1,190.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



Signed [signature] **Date** 20/07/06

(**a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	150,000		
Date(s) shares delivered to the company	18/07/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.05		
Minimum price paid	£5.90		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 899,925.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 4,500.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 18/07/06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06